                                                                EXHIBIT 12(b)

Eaton Corporation


                                                   Pro Forma Ratio -
Ratio of Earnings to Fixed Charges             Year Ended Dec. 31, 1993
(Millions of Dollars)                    ------------------------------------

                                         Historical   Adjustments   Pro Forma
                                         ----------   -----------   ---------
                                                          (1)
Income before income taxes               $262            ($14)        $248

Adjustments:
  Interest expense                         75              14           89
  Interest expense of 50%
    owned associate companies               1                            1
  Amortization of debt issue costs          0                            0
  Portion of rent expense
    representing interest                  14                           14
  Interest expense capitalized
    in prior periods and amortized in
    current period                          5                            5
Minority interest in income (losses)
  of consolidated subsidiaries             (3)                          (3)
Adjust recorded net income of 50%
  owned associate companies to
  50% of income before income taxes         4                            4
Undistributed income (losses) of
  20% to less than 50% owned associate
  companies and wholly-owned finance
  subsidiaries held for sale                2                            2
                                         ---------------------------------
  Income as adjusted                     $360             $ 0         $360
                                         =================================

Fixed charges:
  Interest expense                       $ 75             $14         $ 89
  Interest expense of 50% owned
    associate companies                     1                            1
  Amortization of debt issue costs          0                            0
  Interest expense capitalized             12                           12
  Portion of rent expense
    representing interest                  14                           14
                                         ---------------------------------
  Total fixed charges                    $102             $14         $116
                                         =================================


Ratio of earnings to fixed charges       3.53                         3.10

- -------------
(1)  Pro Forma Interest Expense Adjustment





                                   Notes        Debentures
                                   -----        ----------
Principal amount of
  Notes & Debentures               $100           $100

Interest rate

                                  6.375%         7.625%
                                  --------------------
Interest expense                      6           $  8
Interest expense on
  Debentures                          8
                                  -----
Total pro forma
  interest expense
  adjustment                      $  14(1)
                                  =====

